August 6, 2015

VIA E-MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Jennifer Gowetski

> **Re:** **Industrial Property Trust Inc.**
> **Post-Effective Amendment No. 8 to Form S-11 (the "Post-Effective Amendment No. 8")**
> **Submitted July 9, 2015**
> **File No. 333-184126**

Dear Ms. Gowetski:

On behalf of Industrial Property Trust Inc., a Maryland corporation (the "Company"), we are providing the following responses to your comments provided to Judy Fryer of Greenberg Traurig, LLP during your phone conversation on August 3, 2015. For ease of review, your comments appear in bold with the Company's response immediately following. The Company is also providing marked pages reflecting the changes the Company has made to the Post-Effective Amendment No. 8, to the extent the changed language has not already been provided below.

__General__

1. *__Please revise the footnotes on the prospectus cover page to clarify that proceeds are calculated before deducting the ongoing distribution fee payable on Class T shares.__*

Response:

The Company has added a sentence to the disclosure in footnote 2 to the table on the prospectus cover page which says: "In addition, these amounts do not include the 1.0% annual distribution fee payable on Class T shares purchased in the primary offering."

2. *__We note that your disclosure of the estimated use of proceeds and management compensation assumes that 80% of the common shares sold in the primary offering are Class A shares and that 20% sold are Class T shares. Please revise to explain the basis for this assumption.__*

Response:

The Company would like to clarify that the disclosure of the estimated use of proceeds and management compensation will assume that 60% of the common shares sold in the primary offering are Class A shares and that 20% sold are Class T shares. The Company will present the

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information in the estimated use of proceeds and management compensation disclosure based on its best estimate of the percentage of shares of each class that will be sold. The Company based this assumption on the amount of Class A shares that have already been sold in the offering, on discussions with Dividend Capital Securities LLC, the dealer manager for the Company's offering (the "Dealer Manager") with respect to the potential market for each class of shares and on discussions with the broker dealer firms which have sold the Company's securities. Based on these discussions and on sales to date, and because of the recent changes to FINRA Rule 2310 and NASD Rule 2340 pertaining to account statements that take effect in April 2016, the Company believes that some broker dealers will be interested in selling the Class T shares, although a group of broker dealers will continue to be interested in selling a "traditional" public, non-traded REIT share like the Class A share. Based on this input, the Company believes that its assumption is reasonable, although there can be no assurances as to how many shares of each class will be sold. As requested, the Company has added a sentence to its disclosure of the estimated use of proceeds and management compensation to say: "We have assumed what percentage of shares of each class will be sold based on sales of Class A shares prior to the introduction of the Class T shares, and on discussions with the Dealer Manager and broker dealers but there can be no assurance as to how many shares of each class will be sold."

3.   ***Please move up the statement from the bottom of page 2 of the prospectus that reads "Other than the differing fees and expenses, Class A shares and Class T shares have identical rights and privileges, such as identical voting rights. See "Description of Capital Stock—Common Stock" for more details regarding our classes of common stock."***

The Company advises that it will move this statement from the bottom of page 2 of the prospectus to the first sentence of the second paragraph under the subheading "Class A and Class T Shares of Common Stock" on page 2.

4.   ***We note your disclosure in footnote 1 on page 2 of the prospectus regarding the situations in which a Class T stockholder will cease paying distribution fees out of his or her distributions and when a Class T share will be converted to a Class A share. With respect to the scenario identified in (iv), please revise your disclosure to clarify which entity is responsible for determining whether the fees paid by a stockholder within his or her personal account equals 10% of the gross offering price of all shares held in such account. Please also clarify how an investor will receive notice that their Class T shares have been converted to Class A shares.***

<u>Response</u>:

The Company advises that the transfer agent, on behalf of the Company, will be responsible for determining whether fees paid by a stockholder within his or her particular account equals 10.0% of the gross offering price at the time of investment of the shares held in such account. Additionally, investors will receive notice that their Class T shares have been converted into Class A shares in a separate transaction confirmation notice that investors will receive from the Company. As requested, the Company has revised the disclosure in Post-Effective Amendment

No. 8 to reflect these responses, as disclosed on page 2 and elsewhere in the prospectus. For ease of review, the Company has attached hereto a marked page reflecting this change as Exhibit A.

5.   *We note your disclosure in footnote 1 on page 2 of the prospectus that reads: "assuming a constant gross offering price or estimated per share value of $9.4149 and assuming none of the shares purchased were redeemed or otherwise disposed of or converted prior to the 10% limit being reached, we expect that with respect to a one-time $10,000 investment in Class T shares, approximately $550 in distribution fees will be paid to the Dealer Manager over approximately 5.5 years." Please revise your disclosure to include information with respect to what an investor who bought one Class T share would pay in distribution fees and whether it would still be an estimated 5.5 year period.*

Response:

The Company advises that it has added a new last sentence to footnote 1 on page 2, and as disclosed elsewhere in the prospectus, that reads: "For further clarity, if an investor purchased one Class T share, assuming a constant gross offering price or estimated per share value of $9.4149, an investor would pay approximately $0.52 in distribution fees to the Dealer Manager over approximately 5.5 years." For ease of review, please see Exhibit A attached hereto which also reflects the change made in response to Comment 5. The Company also advises that the language provided in response to Comment 5 may change following the valuation of the Company's estimated net asset value per share.

***

If you should have any questions about this letter or require any further information, please call me at 212-801-9330.

Sincerely,

Greenberg Traurig, LLP

 /s/ Judith D. Fryer
Judith D. Fryer
Shareholder

Exhibit A

(see attached)

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(1) We will cease paying distribution fees with respect to each Class T share on the earliest to occur of the following: (i) a listing of shares of our common stock on a national securities exchange; (ii) such Class T share no longer being outstanding; (iii) the Dealer Manager's determination that total underwriting compensation from all sources, including dealer manager fees, sales commissions, distribution fees and any other underwriting compensation paid to participating broker dealers with respect to all Class A shares and Class T shares would be in excess of 10% of the gross proceeds of the primary portion of this offering; or (iv) the end of the month in which **the transfer agent, on behalf of the Company, determines that** total underwriting compensation, including dealer manager fees, sales commissions, and distribution fees with respect to the Class T shares held by a stockholder within his or her particular account**,** would be in excess of 10% of the total gross investment amount at the time of purchase of the primary Class T shares held in such account. We cannot predict if or when this will occur. All Class T shares will automatically convert into Class A shares upon a listing of shares of our common stock on a national securities exchange. With respect to item (iv) above, all of the Class T shares held in a stockholder's account will automatically convert into Class A shares as of the last calendar day of the month in which the 10% limit on a particular account was reached. **Stockholders will receive a transaction confirmation from the transfer agent, on behalf of the Company, that their Class T shares have been converted into Class A shares.** With respect to the conversion of Class T shares into Class A shares, each Class T share will convert into an amount of Class A shares based on the respective net asset value per share for each class. We currently expect that the conversion will be on a one-for-one basis, as we expect the net asset value per share of each Class A share and Class T share to be the same, except in the unlikely event that the distribution fees payable by us exceed the amount otherwise available for distribution to holders of Class T shares in a particular period (prior to the deduction of the distribution fees), in which case the excess will be accrued as a reduction to the net asset value per share of each Class T share. See "Description of Capital Stock— Distributions." Assuming a constant gross offering price or estimated per share value of $9.4149 and assuming none of the shares purchased were redeemed or otherwise disposed of or converted prior to the 10% limit being reached, we expect that with respect to a one-time $10,000 investment in Class T shares, approximately $550 in distribution fees will be paid to the Dealer Manager over approximately 5.5 **years. For further clarity, if an investor purchased one Class T share, assuming a constant gross offering price or estimated per share value of $9.4149, an investor would pay approximately $0.52 in distribution fees to the Dealer Manager over approximately 5.5** years.

If we redeem a portion, but not all of the Class T shares held in a stockholder's account, the total underwriting compensation limit and amount of underwriting compensation previously paid will be prorated between the Class T shares that were redeemed and those Class T shares that were retained in the account. Likewise, if a portion of the Class T shares in a stockholder's account is sold or otherwise transferred in a secondary transaction, the total underwriting compensation limit and amount of underwriting compensation previously paid will be prorated between the Class T shares that were transferred and the Class T shares that were retained in the account.

The fees ~~and expenses~~ listed above will be payable on a class-specific basis. The per share amount of distributions on Class A shares and Class T shares will differ because of the distribution fees that are only payable from distributions on Class T shares. Distribution amounts paid with respect to Class T shares will be lower than those paid with respect to Class A shares because distributions paid with respect to Class T shares will be reduced by the payment of the distribution fees.

In the event of any voluntary or involuntary liquidation, merger, dissolution or winding up of us, or any liquidating distribution of our assets, then such assets, or the proceeds therefrom, will be distributed between the holders of Class A shares and Class T shares in proportion to the respective net asset value per share for each class until the net asset value per

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